UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Saynor, John B.
   1800 West Park Drive
   Suite 250

   Westborough, MA 01581
2. Issuer Name and Ticker or Trading Symbol
   Arch Communications Group, Inc. (APGR)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Exec.Vice President & Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $7.8282         06/03/99       A     V   60,000                            (1)          06/03/09
to buy)
Warrants (2)                   $9.0300         06/03/99       J     V   335,188                           06/03/99     09/01/01

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  06/03/99  Common Stock                   60,000                    20,000        D   Direct
to buy)
Warrants (2)                   06/03/99  Common Stock                   111,729                   335,188       D   Direct

Explanation of Responses:

(1)
Each option will become exercisable at the rate of 20% of the shares subject to the option  on each of the first five anniversaries of the date of grant.
(2)
 In connection with its acquisition of MobileMedia Communications, Inc., Arch Communications Group, Inc. issued on a  pro rata basis to all holders of Arch Common Stock and Series C Preferred Stock outstanding on  January 27, 1999 non-transferable rights to acquire Arch Common Stock, and to the extent such rights were not exercised by May 14, 1999,  Arch distributed in lieu thereof warrants to acquire an equivalent number of shares of Arch Common Stock.  The distribution of the warrants to the reporting person is exempt from Section 16 and therefore is neither reportable nor subject to Section 16 (b).  The reporting person is providing the information relating to the acquistion of the warrants on a voluntary basis.
-
On June 28, 1999, Arch Communications Group, Inc. implemented a one-for-three reverse split of its Common Stock and Class B Common
Stock.  The exercise prices and and number of derivative securities beneficially owned at the end of the month as indicated on Table
 II have been restated to reflect the reverse stock split.

SIGNATURE OF REPORTING PERSON
/S/ Saynor, John B.
DATE
7/13/99